JAB Acquisition Corp I

270 Sylvan Avenue, Suite. 2230

Englewood Cliffs, New Jersey 07632

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

June 5, 2026

Re:	JAB Acquisition Corp I

Registration Statement on Form S-1

File No. 333-296035

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Gorman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended JAB Acquisition Corp I (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-296035), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on June 9, 2026, or as soon as practicable thereafter.

The Registrant hereby authorizes Elliot H. Lutzker, of Davidoff Hutcher & Citron LLP LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Lutzker at (646) 428-3210, or in his absence Mark Goldenberg, of Davidoff Hutcher & Citron LLP, at (646) 428-3131. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Davidoff Hutcher & Citron LLP, attention: Elliot H. Lutzker, via email at ehl@dhclegal.com.

Respectfully submitted,

JAB ACQUISITION CORP I

/s/ Joshua Jagid
Joshua Jagid
Chief Executive Officer

cc: Elliot H. Lutzker, Davidoff Hutcher & Citron LLP